SCHNEIDER WEINBERGER & BEILLY LLP

Attorneys-at-Law

2200 Corporate Boulevard, N.W., Suite 210

Boca Raton, Florida 33431-7307

James M. Schneider, P.A.	Telephone
Steven I. Weinberger, P.A	(561) 362-9595
Roxanne K. Beilly, P.A.	Facsimile
(561) 362-9612

September 24, 2008

“CORRESP”

United States Securities and

Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:

Mr. Gary Newberry

Re:

China Natural Resources, Inc.

Form 20F for the Fiscal Year Ended December 31, 2007

File No. 0-26046

Ladies and Gentlemen:

We are counsel to China Natural Resources, Inc. (the “Company”). This shall confirm the September 23, 2008 conversation between the undersigned and Mr. Gary Newberry of the SEC’s Division of Corporate Finance in which we requested on behalf of the Company, and Mr. Newberry agreed on behalf of the Staff, to extend the time for the Company to respond to the Staff’s letter dated September 19, 2008, until October 13, 2008. The reason for the request is, in light of the National Day holiday in China, to provide the Company with additional time to respond to the Staff’s comments.

Very truly yours,

/s/ STEVEN I. WEINBERGER
Steven I. Weinberger